Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Neil E. Grayson
104 South Main Street / Ninth Floor / Greenville, South Carolina 29601	(Admitted in GA, SC & NY)
Tel: 864.250.2300 Fax: 864.232.2925	864.250.2235
www.nelsonmullins.com	Fax: 864.250.2359
neil.grayson@nelsonmullins.com

April 14, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Daniel F. Duchovny

Re:	CNB Corporation Soliciting Materials filed pursuant to Rule 14a-12 Filed March 31, 2006, by Willis J. Duncan and W. Jennings Duncan File No. 000-24523

Preliminary Proxy Statement Filed April 4, 2006 File No. 000-24523

Dear David:

        On behalf of our clients, Willis J. Duncan and W. Jennings Duncan (the “Duncans”), and in response to the letter (the “Comment Letter”) dated April 11, 2006 from the Staff (the “Staff”) of the Securities and Exchange Commission to John Jennings, Esq., of Nelson Mullins Riley & Scarborough, LLP, enclosed is a revised Preliminary Schedule 14A. The revised Preliminary Schedule 14A reflects changes made in response to the Comment Letter.

        The numbered paragraphs below set forth the Staff’s comments together with the Duncan’s responses and correspond to the numbered paragraphs in the Comment Letter. Page references in the Duncans’ responses are references to the page numbers in the revised Preliminary Schedule 14A.

        In responding to the comments and providing the support requested by the Staff, the Staff needs to be aware that documents used to support the factual statements in the March 31, 2006 letter primarily come from documents produced in the litigation.

Mr. Daniel Duchovny
April 14, 2006

        In responding to the Staff’s comments and requests for support, we have identified in our responses below the referenced source and documents for the various facts and data set forth in the March 31, 2006 Soliciting Materials. The correspondence, pleadings, interrogatory responses and other documents referenced are voluminous and are not in a form capable of being converted to, or compatible with, the format required for filing via Edgar. If the Staff desires to review a referenced document or documents, we will be happy to arrange a means to make the document or documents available to the Staff for review.

Proxy Soliciting Materials

Summary, page 1

1.	Staff Comment: “Your disclosure in the last paragraph of page 1 of your letter (continuing on page 2) implies that the Mr. Cutts, Mr. Lovelace and Mr. Smith manipulated Mr. Hucks and Mr. Dusenbery in obtaining their support for the matters conducted at CNB’s board of directors meeting on June 14, 2005. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.”

Response: The Duncans acknowledge the Staff’s statement concerning Rule 14a-9. The Duncans have endeavored, and will continue to endeavor, to avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct without factual foundation.

The statement in the referenced paragraph is an accurate statement of fact. It does not state that Hucks and Dusenbury were or were not manipulated; it simply states facts. As documented in the chronology, based upon discovery in the litigation, Cutts, Lovelace, and Smith did in fact meet in March and early April and discuss making Hucks President and Dusenbury an Executive Vice-President, the need for Hucks and Dusenbury to meet with them, and giving long-term employment contracts to Hucks and Dusenbury with, as they described them, “Golden Parachutes”, which is quoted from notes of the meeting. Thereafter, on April 10, 2005, Hucks and Dusenbury met with Cutts, Lovelace, and Smith to discuss corporate governance matters that, after additional meetings, ultimately resulted in the June 14 actions taken on the vote of the Group of Five. These actions included all the items discussed prior to April 10, namely the promotions and employment contracts for Hucks and Dusenbury and changes in the corporate governance of the Company and the Bank. Therefore, the statements in the last paragraph on page one are factual and accurate as to what took place and the sequence of events. We believe it is appropriate for the shareholders to know the facts and appropriate for the shareholders to evaluate the facts relating to the events and actions taken on June 14, 2005, which is why the factual chronology of events is set forth. We believe the shareholders are entitled to know, consider, assess, and draw

Mr. Daniel Duchovny
April 14, 2006

their own conclusion from the facts related to the events that led up to, and ultimately occurred on, June 14, 2005; so we believe that the referenced facts should be disclosed to shareholders.

Sarbanes-Oxley, page 4

2.	Staff Comment: “Please provide us supplemental support for the October 12, 2004 letter you state Mr. Lovelace wrote to the board of directors.”

Response: We have in our possession a letter on Richard M. Lovelace, Jr.‘s stationery and signed by him as Richard addressed to Directors Barnette, Cushman, Smith, W. Jennings Duncan, Dusenbury, Cutts, Hucks, Massey, and Willis J. Duncan, who constituted the other nine members of the ten-member Board of Directors of both the Company and the Bank on October 12, 2004. The language quoted comes directly from the last paragraph of that letter. [The letter is bates labeled DUNCAN 01118-01120 in the litigation document production.]

Secret Planning and Conflicts of Interest, page 4

3.	Staff Comment: “Your section heading implies that ‘secret’ meetings held by Mr. Cutts, Mr. Lovelace and Mr. Smith were improper in nature. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.”

Response: The Duncans acknowledge the Staff’s statement concerning Rule 14a-9. The Duncans have endeavored, and will continue to endeavor, to avoid statements that directly or indirectly impugn the character, integrity, or personal reputation. or make charges of illegal or immoral conduct without factual foundation. We believe that the section heading is an accurate description of what occurred. The use of the word “secret” is an accurate representation of the manner in which the planning and meetings occurred. The meetings between and plans developed by Directors Cutts, Lovelace, and Smith concerning the actions taken on June 14 were in fact kept secret and were not disclosed to other members of the Board of Directors until Directors Hucks and Dusenbury met on April 10, 2005 with Directors Cutts, Lovelace, and Smith. The Defendants’ Answers to Interrogatories confirm this was the first meeting of Hucks and Dusenbury with Cutts, Lovelace, and Smith concerning the governance issues addressed by the actions on June 14. The meetings and planned actions on June 14, 2005 were kept secret and not disclosed to the other four other Directors (Cushman, Barnette, Willis J. Duncan, and W. Jennings Duncan) until June 14, 2005 just prior to the Board meeting. We believe the shareholders are entitled to know, consider, assess, and draw their own conclusion from the facts related to the events that led up to and

Mr. Daniel Duchovny
April 14, 2006

ultimately occurred on June 14, 2005; so we believe that the referenced facts should be disclosed to shareholders.

4.	Staff Comment: “Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure throughout this section with respect to meetings that took place and what was specifically discussed at those meetings. Please confirm that in future filings you will identify such disclosure as your belief or disclose your support for the disclosure. Also, provide us with detailed support for each disclosure of the type described above and included in this section of the filing.”

Response: The Duncans acknowledge the Staff’s statement concerning Rule 14a-9. The Duncans have endeavored, and will continue to endeavor to avoid, statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct without factual foundation. We believe that each statement or assertions of opinion or belief was so identified in the Soliciting Materials. As noted on page 4 of the Soliciting Materials, it is stated that the listed meetings and data in the referenced section come from information gathered to date. This information comes primarily from documents produced in the litigation and the Answers to Interrogatories of the Defendants in the litigation. Below we address each of the dated entries in this section and provide the factual support for the factual statements.

(a)	The items and data referenced between March 31, 2005 and April 6, 2005 come from two documents:

(i.)	handwritten notes of Director Cutts of a March 31, 2005 meeting with Richard Lovelace and Howard Smith; [These notes are bates labeled DEF-BC00016-00017 in the litigation document production.]

(ii.)	a memorandum to the file dated April 6, 2005 by Richard Lovelace noting attendance of Lovelace, Smith and Cutts and noting the “discussion focused on the following.” [This memorandum is bates labeled DEF-PD-00201-00202 in the litigation document production. ]

b.	The April 8, 2005 reference is from the publicly available Proxy Statement for the 2005 Annual Meeting filed with the SEC on April 8, 2005, which included as an agenda item the election of Directors Hucks, Cutts, and Smith.

Mr. Daniel Duchovny
April 14, 2006

c.	The April 10, 2005 reference is from the Defendants’ Answers to Interrogatories in the litigation concerning Hucks’ and Dusenbury’s meeting with Cutts, Lovelace, and Smith. [See also the reference to this meeting in April 13, 2005 entry immediately below].

d.	The April 13, 2005 reference and data is from a draft letter dated April 13, 2005 produced in the litigation, which contains the quoted language typed at the bottom of the last page of the draft letter at DEF-BC00030. This draft letter was produced by the Defendants in the litigation. [This memorandum is bates labeled DEF-BC00028-00030 in the litigation document production. ]

e.	The May 6, 2005 date and information comes from drafts of the employment agreements produced by the Defendants in the litigation, which carry a note in the upper right hand corner “MVA Draft Date: 5/6/05.” We believe MVA to be a short hand reference for Moore Van Allen Law Firm. The “Golden Parachute” reference is a quote from Mr. Lovelace’s April 6, 2005 memorandum referenced above and accurately describes the termination provision of the agreement in accordance with the definition provided in footnote 1 on page 2 of the Soliciting Material. [This draft letter is bates labeled DEF-RL00078 through DEF-RL00097 in the litigation document production.]

f.	The first May 10, 2005 date and information refers to the date of the Annual Shareholders meeting. Results of this election can be confirmed in the Company’s Form 10-Q for the quarterly period ending June 30, 2005 filed with the SEC on August 9, 2005, at page 25.

g.	The second May 10, 2005 date and information accurately reports on what Mr. Duncan was told by Company employees, by the lawyer consulting with Cutts and Smith, as well as Mr. Jennings Duncan’s own conversation with Mr. Lovelace and what Mr. Lovelace did not tell Mr. Duncan in this conversation based upon Mr. Duncan’s recollection of the conversation.

h.	The May 11, 2005 date and information reports on conversations in which Mr. Duncan was a participant and sets forth what was said by Company employees and by Mr. Lovelace to Mr. Duncan and what was not said to Mr. Duncan based upon his recollection of the conversations.

i.	The May 15, 2005 and May 22, 2005 references and information come from Answers to Interrogatories of Defendants in the litigation and the

Mr. Daniel Duchovny
April 14, 2006

fact that their planning was still being done without disclosure to four other members of the Board of Directors.

j.	The May 24, 2005 date and information comes from a May 24, 2005 letter of Richard Lovelace to Smith and Cutts produced by the Defendants in the litigation referencing and forwarding questions for the lawyer and the attached handwritten list of questions that are referred to in the letter. [This letter and the handwritten note are bates labeled DEF-HS00055-00057 in the litigation document production.]

k.	The May 31, 2005 date and information comes from a memorandum from the lawyer consulted by Cutts and Smith to Richard Lovelace dated May 31, 2005, produced by the Defendants in the litigation, in which the lawyer responds to questions in the above-referenced May 24, 2005 letter of Lovelace to Smith and Cutts. [This letter is bates labeled DEF-PD00177-00181 in the litigation document production.]

l.	The “approximately a week prior to June 14, 2005” reference and data is Mr. Jennings Duncan’s recollection of his conversations with Hucks and Dusenbury. This recollection of Hucks’ and Dusenbury’s request is set forth in paragraph 26 of the Complaint in the litigation and the allegation is admitted in paragraph 27 of Defendants Hucks’ and Dusenbury’s Answer to the Complaint. The parenthetical note is documented by Mr. Jennings Duncan’s recollection of the May 10, 2005 Board meeting, and it being documented in the Company’s Board minutes of the May 10, 2005 Board meeting. These minutes have been designated as confidential by the Company. The final sentence is a statement of fact based upon Mr. Duncan’s personal knowledge that neither Hucks nor Dusenbury advised Mr. Duncan of the planning for the June 14, 2005 meeting by Dusenbury, Cutts, Hucks, Lovelace, and Smith.

m.	The first June 9, 2005 reference and data comes from an e-mail and the attachment documents produced by the Defendants in the litigation. The e-mail and attachments were sent by the lawyer consulted by Cutts and Smith to Richard Lovelace’s secretary’s e-mail address and addressed to Richard. [This e-mail and the attachments are bates labeled DEF RL00070-00097 in the litigation document production.]

n.	The second June 9, 2005 reference and data come from a June 9 memorandum from Richard Lovelace to Hucks, Dusenbury, Smith, and Cutts produced by the Defendants in the litigation. [This memorandum is bates labeled DEF-PH00035 in the litigation document production.]

Mr. Daniel Duchovny
April 14, 2006

o.	The June 10, 2005 reference and data come from the June 10, 2005 supplemental memorandum from Richard Lovelace to Hucks, Dusenbury, Smith, and Cutts produced by the Defendants in the litigation. [This supplemental memorandum is bates labeled DEF-PH00033 in the litigation document production.]

p.	The June 12, 2005 and June 13, 2005 references and data concerning these meetings come from the Defendants’ Answers to Interrogatories in the litigation that state there were meetings these days.

q.	The four “prior to June 14, 2005” references and data come from the drafts of such resignation letters and press releases as produced by the Defendants in the litigation. [These documents are bates labeled DEF-PD00183; DEF-PD00185; DEF-PD00186; DEF-PH00030 in the litigation document production.]

r.	The full prearranged script for the June 14 meeting was previously submitted with our letter to you of October 10, 2005, responding to your comments dated September 21, 2005, on our September 12, 2005 letter to shareholders. This script presupposed the absence of Ms. Hucks by providing for the nomination of Lovelace to act as secretary for the meeting. In paragraph 30 of the Complaint it is alleged that Hucks demanded the Corporate Secretary to leave prior to the Board meeting and in paragraph 31 of the Defendants Answer it is admitted Hucks requested the Corporate Secretary not attend the meeting. The quote as to the provisions of the Bylaws of the Company can be verified through Exhibit 3.2 to the Company’s Form 10-K filed on March 16, 2006. Finally, the subsequent disagreement over the accuracy of the proposed drafts of the minutes of these meetings is supported by Mr. Jennings Duncan’s conversations with Directors Cushman and Barnette, including Director Barnette’s and Director Cushman’s request to attach and record their objections to these minutes. The drafts of these minutes documenting these actions, including Director Barnette’s and Director Cushman’s request to attach and record their objections to these minutes, have been designated confidential by the Company. However, Mr. Jennings Duncan has independent knowledge of these drafts minutes and the editing they went through and that they were approved over Director Barnette’s and Cushman’s objections.

s.	The first and second June 14, 2005 references and data describe the meeting between Mr. Jennings Duncan and Cutts and Lovelace just prior to the June 14, 2005 Board meeting. This meeting, the resignation letter presented, and refusal to resign, are set forth in the allegations of

Mr. Daniel Duchovny
April 14, 2006

paragraphs 28 and 29 of the Complaint in the litigation and are admitted in paragraphs 29 and 30 of Defendants' Answer to the Complaint in the litigation.

t.	The June 14, 2005 Board meeting reference and data accurately describe the prearranged script, actions, and votes taken at the June 14, 2005 Board meeting and are documented both in the prearranged script distributed to Directors Cushman and Barnette just prior to the meeting and previously forwarded to you on prior to submission of our letter to you of October 10, 2005, responding to your comments dated September 21, 2005, on our September 12, 2005 letter to shareholders. The actions taken and votes are also documented in the minutes of the June 14, 2005 Board meeting. These minutes have been designated as confidential by the Company. However, Mr. Jennings Duncan also has personal knowledge and recollection of the meeting, actions and votes and has discussed them with Directors Barnette and Cushman.

u.	The last June 14, 2005 reference and data accurately describe the action taken at the Compensation Committee on June 14, 2005 and are documented by the Company’s minutes of the Committee meeting. These minutes have been designated as confidential by the Company. Mr. Jennings Duncan has independent knowledge of the approval of the contracts at this meeting and that the minutes reflect such approval.

The June 17, 2005 reference and data describe the Company’s Form 8-K filing with the SEC on June 17, 2005, which listed four Bylaw amendments, and the June 30, 2005 Company Form 8-K/A filing with the SEC, which listed only two Bylaw amendments with no explanation for the change.

v.	In the next to last paragraph of the “Secret Planning and Conflicts of Interest” section of the March 31, 2006 materials, it is accurately stated that the discussions of the five directors were kept secret among themselves and not disclosed prior to the June 14, 2005 meeting. The five directors at that time constituted a majority of the nine-member Board of Directors. This five member majority had prepared, at least as early as May 6, 2006, draft employment agreements for two of their members. Pursuant to Item 404(a) of Regulation SK, any currently proposed transaction to which the registrant will be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer has a direct or indirect interest, is required to be disclosed pursuant to Item 7(b) of Regulation 14A. Therefore, we stated our belief that the failure to disclose the plans was wrong.

Mr. Daniel Duchovny
April 14, 2006

w.	In the last paragraph of the “Secret Planning and Conflict of Interest” section of the March 31, 2006 materials, we state our belief that the votes are tainted by conflicts of interest. This belief is supported by the provisions of S.C. Code § 33-8-310, which defines a conflict of interest transaction as one in which a director has a direct or indirect interest. The lawyer advising Smith and Cutts acknowledged that the employment agreements constituted a conflict of interest transaction in his May 31, 2005 response to Lovelace’s May 24, 2005 questions, referenced above. The basis of the litigation centers on the employment agreements which were discussed among Cutts, Lovelace, and Smith prior to Hucks and Dusenbury meeting with Cutts, Lovelace, and Smith as indicated in the chronology set forth. This conflict of interest transaction is alleged in the litigation to taint all of the challenged actions on June 14, 2005, because the actions were all part of a unified plan, the first steps of that were the passing of the first two motions involving the employment agreements.

5.	Staff Comment: “Your disclosure that at the shareholders’ meeting held on May 10, 2005 shareholders were not informed of other matters then being considered by the board of directors implies that the board of directors acted improperly and that it may have violated its fiduciary duties. Similarly, your disclosure for May 11, 2005 that Mr. Cutts, Mr. Lovelace and Mr. Smith had a “scheme” and that shareholders “were kept in the dark” implies that those directors were acting improperly and that they may have violated their fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.”

Response: The Duncans acknowledge the Staff’s statement concerning Rule 14a-9. The Duncans have endeavored, and will continue to endeavor, to avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct without factual foundation. In this regard, the intent was to set forth the fact that the plans that were not disclosed to shareholders before they voted at the annual meeting to re-elect Cutts, Hucks, and Smith. The use of the word “scheme” is an accurate word to describe a systematic plan of action. As the chronology demonstrates and documents, there was a systematic plan for the Group of Five’s actions on June 14, 2005, including the promotion of Hucks and Dusenbury, employment agreements for Hucks and Dusenbury, removal of the Duncans from their positions, the request for a joint meeting of the Company and Bank boards, procuring the absence of the Corporate Secretary, and the prearranged script of the Group of Five for the meeting. These plans were not disclosed to the other four Board members or the shareholders. Also, pursuant to Item 404(a) of Regulation SK, any currently proposed transaction to which the registrant will be a party, in which the amount

Mr. Daniel Duchovny
April 14, 2006

involved exceeds $60,000 and in which any director or executive officer has a direct or indirect interest, is required to be disclosed pursuant to Item 7(b) of Regulation 14A. The employment agreements for Hucks and Dusenbury were drafted prior to the May 10, 2005 shareholders meeting, but were not disclosed by the five directors who knew about them to any of the other directors or the Company’s shareholders prior to the meeting. In addition, courts have held that when a company requests stockholder action and solicits proxies, directors have a common law fiduciary duty of disclosure that “imposes upon a board of directors the fiduciary duty to disclose fully and fairly all material facts within its control that would have a significant effect upon a stockholder vote.” Stroud v. Grace (Del. Sup. Ct. 1992). It has been recognized that a board’s “duty of complete candor to its shareholders to disclose all germane or material information applies as well to matters of corporate governance as to corporate transactions.” Stroud v. Milliken Enterprises, Inc., 552 A.2d 476 (Del. 1989). We believe that there is a rational basis for concluding that a reasonable shareholder would have considered the plan to replace the chairman and president of CNB, grant significant raises to Hucks and Dusenbury, and grant them five-year employment contracts with “Golden Parachute” provisions, to be important in deciding how to vote with respect to the election of Messrs. Cutts, Hucks, and Smith. We also believe that the failure of directors who were aware of the plan to disclosed it in connection with the election of Messrs. Cutts, Hucks, and Smith to new three-year terms as directors raises a substantial question of compliance with their fiduciary duties. Finally, in the litigation it is alleged the Group of Five engaged in conflict of interest transactions and violated their fiduciary duties.

Compensation of Hucks and Dusenbery, page 10

6.	Staff Comment: “Refer to your disclosure regarding the June 14, 2005 action described immediately after the table on page 11. Please confirm that in future filings you will refer to the compensation committee as a committee of the board of directors and not of the Group of Five.”

Response: The Duncans confirm that in future filings the compensation committee will be referred to as a committee of the board of directors and not of the Group of Five. Please note that the referenced disclosure was intended to reflect the fact that members of the Group of Five created the Compensation Committee at the June 14, 2005 meeting, and appointed exclusively members of the Group of Five to such committee, immediately before the Compensation Committee took the referenced actions on June 14, 2005, and that this was all effectuated as part of a prearranged script pursuant to which the Group of Five took actions on June 14, 2005 (the motion which created the compensation committee and appointed its members was by a 5-4 vote, with the Group of Five voting in favor and the remaining four directors voting against).

Mr. Daniel Duchovny
April 14, 2006

7.	Staff Comment: “Refer to your disclosure in the third full paragraph on page 12. Your disclosure that it is “not surprising that since June 14, 2005, the Group of Five has hired a consultant whose opinion is that the raises the Group of Five gave Hucks and Dusenbery . . . are within an acceptable range.” Implies that the selection and hiring of the consultant was in some way improper. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.”

Response: The Duncans acknowledge the Staff’s statement concerning Rule 14a-9. The Duncans have endeavored, and will continue to endeavor, to avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct without factual foundation. This third full paragraph sought to emphasize that the fact that the data the Group of Five referred to in their March 20 letter was not available to them on June 14, 2005, and that a valid exercise of business judgment on June 14, 2005 is not and cannot be supported by this consultant data that was not available to the Group of Five on June 14, 2005. We believe this is material information in relation to: (1) the Group of Five’s alleged reasons and support for their actions; (2) their failure to disclose how compensation was determined and approved by the full Board prior to their actions on June 14; and (3) the size of the raises given to Hucks and Dusenbury as part of these actions. In future filings, the words “not surprising” will not be used.

8.	Staff Comment: “Please provide us supplemental support for your assertion that the Group of Five did not comply with SEC regulations in connection with the employment agreements of Mr. Hucks and Mr. Dusenbery. Also, confirm that in future filings you will refer to the company’s failure to comply with those regulations. Apply the previous sentence to all future references to the Group of Five and the company.”

Response: The Duncans confirm that if there is a future reference to this failure to comply with the regulations, it will be referred to as a Company failure. As to the support for this assertion, Item 6 of Form 10-Q requires the Issuer to: “Furnish the exhibits required by Item 601 of Regulation S-K.” Item 601(b)(10)(iii)(A) of Regulation S-K requires the filing as an exhibit of “any management contract. . . .” The employment agreements of Hucks and Dusenbury were executed on June 14, 2005. The Form 10-Q for the period ending June 30, 2005, filed on August 8, 2005, did not include the employment agreements of Hucks or Dusenbury as exhibits as required by SEC regulations. Therefore, these SEC regulations were violated. However, we ask the Staff to note that this Form 10-Q was signed by Dusenbury, that Hucks was President, that Cutts was interim Chairman, and that the full Board did not meet during this period or authorize this action in relation to the filing.

Mr. Daniel Duchovny
April 14, 2006

9.	Staff Comment: “You imply in the last paragraph of page 12 that the execution of the employment agreements was improper because Mr. Dusenbery acted on behalf of the company in executing Mr. Hucks’ agreement and because Mr. Hucks acted on behalf of the company in executing Mr. Dusenbery’s agreement. Please explain to us what is improper about these actions. Alternatively, confirm that you will revise future materials to avoid the implication. Refer to Rule 14a-9.”

Response: The Duncans acknowledge the Staff’s statement concerning Rule 14a-9. The Duncans have endeavored, and will continue to endeavor, to avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct without factual foundation. The last sentence in the last paragraph of page 12 is intended to provide the facts regarding who executed the employment agreements in order to let the readers-shareholders know the facts and to be clear they were not signed by Directors Cushman, Barnette, W. Jennings Duncan, Willis Duncan, or any other officers of the Company or Bank, but were signed in accordance with the planned actions taken on June 14. We do not believe we will have need to reference the execution of these agreements in the future. We believe that, whether the actions were legally permissible or not (and we do not believe that the cited disclosure indicates that the reciprocal execution arrangement was necessarily illegal or improper), the execution by Mr. Hucks and Mr. Dusenbury of each other’s contract is not something that should be kept from shareholders and believe that it is appropriate for shareholders to know this fact, that it occurred as planned prior to June 14, and accord it whatever significance each shareholder considers appropriate as each shareholder evaluates the many facts relating to the events and approvals that occurred on June 14, 2005. We believe that a shareholder may reasonably conclude that the events of June 14, 2005 were improper, but believe that whether or not they reach such a conclusion it is appropriate to provide them with the facts relating to the events.

Employee Compensation, page 13

10.	Staff Comment: “Please provide us supplemental support for your disclosure in the second paragraph of this section.”

Response: In the Company’s Proxy Statements filed with the SEC for at least five years prior to June 14, 2005, a discussion of the Company’s JESAP process is included. The 2005 process was described as follows at page 11 of the 2005 Proxy Statement filed on April 8, 2005:

The Executive Committee of the Bank recommends to the Board of Directors the appointment of officers; determines officer compensation subject to Board approval; and reviews employee salaries. The compensation of the President (Chief Executive Officer) and the other executive officers is not tied directly to

Mr. Daniel Duchovny
April 14, 2006

corporate performance or any measure thereof. However, it would be deemed unacceptable by the Executive Committee, Board, and management to establish compensation levels that are not consistent with the performance of the Bank or return to shareholders. During the compensation decision process, much emphasis is placed on the Job Evaluation Salary Administration Program (JESAP) Committee. The JESAP Committee is composed of seven Bank officers and is charged with the responsibility of establishing job position descriptions; applying values to each job position in the form of a salary range; and obtaining salary surveys of a local, regional, and national level to determine that salary ranges are consistent with the industry and peers. The JESAP committee utilizes an independent management consulting firm to aid in this process. For each Bank employee, including the President (Chief Executive Officer) and all executive officers, a salary minimum, midpoint, and maximum is established. For fiscal 2004, all executive officer salary levels were within salary guidelines as established by the JESAP process. The members of the Executive Committee are Harold G. Cushman, Jr., Willis J. Duncan, and W. Jennings Duncan.

In the Group of Five’s solicitation materials of March 20, 2005, the Group of Five did not describe this process, their involvement as Board members in this process, or the involvement of Hucks and Dusenbury as members of the JESAP Committee.

The actual turnover rates of employees, discussed in this portion of the materials, are set forth in a memorandum from the Vice-President of Human Resources and Personnel Supervisor to Mr. W. Jennings Duncan and Mr. Robert P. Hucks dated September 3, 2004. This document has been designated as confidential by an agreed-upon Confidentiality Order in the litigation. We requested permission from counsel for the Group of Five in the litigation to remove confidential designation of this memorandum in order to set forth the actual turnover rates for Bank employees in our response to their March 20, 2005 solicitation materials. This document is Duncan 000903 referenced in the correspondence between us and counsel for the Group of Five. Our request was denied. Therefore, we are prohibited by the terms of the Consent Confidentiality Order agreed to by the parties from disclosing the actual turnover rates in this response letter to you without their agreement. We have no objection to the Staff’s receiving disclosure of this data on a confidential basis to confirm the factual representation that these rates are in fact substantially below the referenced surveys; however, CNB and the Group of Five would need to consent to the disclosure of these rates to the Staff under the provisions of the Consent Confidentiality Order. Nevertheless, Mr. Jennings Duncan had personal knowledge of the turnover rates and how they compare generally to other banks, and we did a comparison of the actual turnover rates of Bank personnel to publicly reported survey rates and the Bank’s turnover rates in fact are substantially below each of the reported survey rates to which they were compared.(1)

Mr. Daniel Duchovny
April 14, 2006

Therefore, we believe the Group of Five’s stated concern that the Bank “would start to lose good employees,” is not supported based upon the historical turnover rates or their prior involvement in these processes.

Proven Long-Term Performance, page 14

11.	Staff Comment: “Please confirm that in future filings you will provide the data points for your graph. Refer to Rule 304 of Regulation S-T. In addition, provide us supplementally the disclosure required by that rule.”

Response: The Duncans confirm that in future filings the data points for graphs will be provided in accordance with Rule 304 of Regulation S-T and the Staff’s comment.

The data points reflected on the graph were:

Year	Net Income (in thousands)
2004	$8,282
2003	$7,665
2002	$ 7,182
2001	$6,435
2000	$6,311
1999	$6,105
1998	$5,508
1997	$4,807
1996	$4,084
1995	$3,756
1994	$3,497
1993	$3,297
1992	$2,906
1991	$2,450
1990	$2,264
1989	$2,050

_______________
(1)     The survey results comparisons supporting these statements include the 2006 Crowe Chizch and Company LLC Report Turnover at Your Financial Institution – Assessing the Impact, which reports turnover rates of 14.6% for all employees based upon their survey and reports turnover ranging from 12% to 18% annually based upon approximations from U.S. Dept. of Labor, Bureau of Labor Statistics for 2000-2005. Also, the comparison is supported by LEHD South Carolina Industry Reports for Depository Credit Intermediators, the U.S. Census Bureau industry group which includes commercial banking. These statistics reflect turnover rates in South Carolina of 23% in 2004, 28.8% in 2003 and 32.9% in 2002 for this industry group.

Mr. Daniel Duchovny
April 14, 2006

Conclusion, page 16

12.	Staff Comment: “We note your references to the results of the referendum. Please clarify in all future filings that any referendum signed and delivered by security holders imposes no restriction, and has no bearing, on the security holder’s ability to vote at the meeting. Also clarify in future filings that the company’s board of directors had no obligation to act in response to your referendum.”

Response: The March 31 Solicitation Materials indicated the referendum was non-binding. We also note that the original non-binding referendum states: “This demand and resignation requests will not be binding on the Company or its Board of Directors.” In future filings, we will continue to emphasize the referendum’s non-binding nature. The revised Preliminary Schedule 14A has been revised to expressly state that any referendum signed and delivered by security holders imposes no restriction, and has no bearing, on the security holder’s ability to vote at the meeting and that the company’s board of directors had no obligation to act in response to the non-binding referendum. See pages 6 and 10 of the revised Preliminary Schedule 14A.

Preliminary Proxy Statement

13.	Staff Comment: “Please revise your proxy statement in response to the foregoing comments.”

Response: The revised Preliminary Schedule 14A has been revised in response to the foregoing comments. See pages 6 and 10.

14.	Staff Comment: “In your proxy statement you refer security holders to information that you are required to provide and will be contained in CNB Corporation’s proxy statement for the 2006 Annual Meeting. We note on page 13 that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before CNB Corporation distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.”

Response: The Duncans intend to distribute their proxy statement after CNB Corporation distributes its proxy statement.

Mr. Daniel Duchovny
April 14, 2006

15.	Staff Comment: “Advise us, with a view toward disclosure, why all of the nominees have not been identified on the cover page and throughout the proxy statement as persons filing the Schedule 14A.”

Response: The Duncans, with our assistance as their counsel, prepared and filed the Schedule 14A. Accordingly, we believe that it is accurate to identify the Duncans as the persons filing the Schedule 14A.

We do not believe that the nominees are required to be identified as persons filing the Schedule 14A, and we believe that under the circumstances such identification would not be accurate. As required by Schedule 14A, the Preliminary Proxy Statement discloses a substantial amount of information with respect to the Duncans’ nominees, which each nominee provided to the Duncans with respect to himself, primarily through a customary D&O/nominee questionnaire. However, the nominees did not prepare or cause the Schedule 14A to be filed, and so we believe that it would not be accurate or appropriate to identify them as persons filing the Schedule 14A. Just as a registrant’s nominees and other persons deemed to be participants in a registrant’s solicitation are customarily not identified as persons filing a registrant’s Schedule 14A, we believe that under the circumstances the Duncans’ nominees should not be identified as persons filing the Schedule 14A and are appropriately identified as participants in the Duncans’ solicitation.

Cover Letter

16.	Staff Comment: “Your disclosure in the first paragraph that your nominees ‘can be trusted to always act in the best interest of the shareholders . . .’ (emphasis added) implies that the company’s nominees do not always act in the best interests of the shareholders and that they are not fulfilling their fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges or illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise the disclosure to comply with the requirements of the rule cited above.”

Response: The referenced language in the cover letter has been revised to remove the word “always.”

CNB Nominee-William Benson, page 9

17.	Staff Comment: “Please provide us supplementally Mr. Benson’s consent to be named in your proxy statement and to serve if elected.”

Mr. Daniel Duchovny
April 14, 2006

Response: The consent of Mr. Benson to be named in the proxy statement and to serve if elected was provided verbally in an extended meeting and discussion on the subject between Mr. Benson and Mr. W. Jennings Duncan, which occurred on March 31, 2006, at approximately 5:15 p.m.

18.	Staff Comment: “Refer to your disclosure regarding CNB attempting to enlarge its board of directors. Please tell us your basis for making this disclosure. Also, please provide support in your proxy statement to explain why such action would be unlawful or delete the characterization. We remind you that you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.”

Response: Under Blasius Industries, Inc. v. Atlas Corp., 564 A2d 561 (Del. Supr. Ct. 1988) and its progeny, when a board acts “for the sole or primary purpose of thwarting a shareholder vote,” it must overcome “the heavy burden of demonstrating a compelling justification for such action.” Id. (holding a board’s adoption of a bylaw amendment adding two seats to the board and appointment of two new directors, making it impossible for the dissident to elect a majority of the board through a consent solicitation, to be invalid); see also MM Companies v. Liquid Audio, 813 A.2d 1118 (Del. Supr. Ct. 2003), holding to be invalid a board’s expansion of the board from five to seven directors (and appointment of directors to fill the two new board seats) in response to a dissidents effort to elect two directors at the next annual meeting. Courts apply this rigorous standard of review because of the sanctity of the shareholder franchise and the specter of entrenchment. We believe that enlargement of the CNB board to thwart a director election by its shareholders would be a quintessential Blasius violation.

             On June 14, 2005, as part of their pre-arranged script, the Group of Five voted to amend the CNB Bylaws to:

          (1)        provide that a special meeting of shareholders can be called only by shareholders controlling 50% of the voting shares, rather than the prior requirement of only 10% of the voting shares (this had the effect of making it more difficult for a shareholder to call a special meeting about this or any other matter);

          (2)        raise the percentage of shareholders required to constitute a quorum at a shareholders’ meeting from 1/3 to a majority of the outstanding shares (this had the effect of making it more difficult for a shareholder vote to take place by requiring more shareholder votes to be present);

Mr. Daniel Duchovny
April 14, 2006

          (3)        require a majority of directors to call a special meeting of the Board of Directors instead of the prior requirement of only two Directors (this had the effect of assuring the Group of Five controlled the calling of Board meetings); and

          (4)        raise the number of Directors required to constitute a quorum from 1/3 to a majority of the Directors then serving (this had the effect of the Group of Five’s controlling whether a quorum could be obtained.)

                       See item 5.03 of Form 8-K filed by CNB on June 17, 2005.

These amendments raise two grave concerns. First, given the context in which they were adopted, we believe that amendments (1) and (2) above were designed to frustrate the exercise of the shareholder franchise and thus raise substantial questions under the Blasius line of cases. cf. Chesapeake Corp. v. Shore, 771 A.2d 293 (Del. Ch. 2000) (holding a supermajority bylaw adopted by a board of directors in response to a threatened tender offer and consent solicitation to be breach of fiduciary duty). Second, amendments (2) and (4) above were adopted by the vote of the Group of Five in violation of the Company’s Articles of Incorporation express requirement for a favorable vote of 80% of all outstanding shares to amend these two Bylaws. After adopting amendments (2) and (4) above, it was determined that the Bylaw amendments passed on the vote of the Group of Five were clearly invalid, and CNB filed an amended Form 8-K on June 30, 2005, reflecting (without explanation for the change) only amendments (1) and (3) above.

We believe that the Group of Five’s voting in favor of adoption of amendments (2) and (4) above in violation of an express charter provision evidences an aggression and lack of due care. These actions, together with their votes in favor of bylaw amendments (1) and (2) above, restrict the shareholder franchise, and raise serious questions as to their awareness of legal constraints on their actions as directors and as to additional actions they might take to preserve the effects of their actions on June 14, 2005. Based upon these prior actions, we have a legitimate concern that an attempt might be made by the Group of Five to use the power to set the size of the Board and/or to approve Bylaws to preserve their actions and impede the shareholder franchise. Accordingly, the referenced disclosure in the Preliminary Proxy Statement is designed to inform the Group of Five and CNB’s shareholders that efforts to thwart a shareholder vote are not valid and will be challenged. We hope that the informative will have a deterrent effect, which we believe would be positive for CNB and its shareholders.

The disclosure has been revised to clarify that the Duncan’s believe that such conduct would be unlawful because it would constitute manipulation of CNB’s corporate processes and the shareholders right to elect CNB’s directors. See page 10.

Mr. Daniel Duchovny
April 14, 2006

Voting and Proxy Procedures – Solicitation of Proxies, page 12

19.	Staff Comment: “We note that the filing persons may employ various methods to solicit proxies, including mail, e-mail, internet web postings, facsimile, telephone, in person or by advertisements. Please tell us which internet sites you plan to use. In addition, be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.”

Response: The Duncans currently have no such website, but included this as a future possibility. We and the Duncans confirm their understanding that all written soliciting materials, including e-mails, web postings or scripts to be used in soliciting proxies over the telephone or any other medium must be filed under cover of Schedule 14A on date of first use.

Additional Participant Information, page 12

20.	Staff Comment: “Please clarify that, as a result of providing the necessary consent, Mr. Benson is a participant in your solicitation and provide all of the participant information required by Item 5(b) of Schedule 14A with respect to Mr. Benson.”

Response: The revised Preliminary Proxy Statement has been revised to reflect that Mr. Benson is deemed to be a participant in the Duncans’ solicitation. See page 13.

21.	Staff Comment: “Please clarify here, and elsewhere in your proxy statement as necessary, that Mr. Jennings Duncan is a director of the company and will continue being a director after the meeting.”

Response: The revised Preliminary Proxy Statement has been revised to expressly state that Mr. Jennings Duncan is a director of the company and will continue being a director after the meeting. See page 13.

22.	Staff Comment: “Refer to the last full paragraph on page 13. Please tell us why you need to qualify your disclosure with respect to the participants. What prevents you from knowing this information and disclosing it without a disclaimer. Please explain or delete the qualifier.”

Response: The revised Preliminary Proxy Statement has been revised to delete the qualifier. See page 13.

Mr. Daniel Duchovny
April 14, 2006

Closing Procedures

The Duncans acknowledge that:

•	the Duncans are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Duncans may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Duncans hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Neil E. Grayson, of Nelson Mullins Riley & Scarborough, LLP at (864) 250-2235 or John M. Jennings of Nelson Mullins Riley & Scarborough, LLP at (846) 250-2207.

Very truly yours,

    /s/ Neil E. Grayson

Neil E. Grayson

NEG:db

cc:   Willis J. Duncan
         W. Jennings Duncan